

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2012

<u>Via E-mail</u>
Michael Cederstrom
General Counsel and Corporate Secretary
Richfield Oil & Gas Company
15 W. South Temple, Suite 1050
Salt Lake City, Utah 84101

   Re: Richfield Oil & Gas Company
     Registration Statement on Form 10
     Filed December 30, 2011
     File No. 0-54576

Dear Mr. Cederstrom:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form 10</u>

<u>General</u>

1. To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

2. If a numbered comment raises more than one question or includes more than one bullet point, please fully respond to each such question and bullet point. Also, to expedite our review, please include in your letter numbered responses which clearly identify the page(s) of the marked version of the filing where you have provided the responsive disclosure.

3. Please provide us with the petroleum engineering reports you used as the basis for your July 1, 2011 proved and unproved reserves disclosures on page 17 and in Exhibit 99.1. You may furnish these materials on digital media such as flash drive or compact disk.

    The report should include:

    a) One-line recaps in <u>spread sheet format</u> for each property sorted by field within each proved and unproved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

    b) Total company summary income forecast schedules for each proved and unproved reserve category with proved developed segregated into producing and non-producing properties;

    c) Individual income forecasts for all the wells/locations in the proved developed, proved undeveloped, probable and possible categories;

    d) Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for each of the three largest wells/locations in the proved developed, proved undeveloped, probable and possible categories (12 entities in all) as well as the AFE/capital cost inventory for each of the three PUD and six unproved properties. Please ensure that the decline parameters, EURs and cumulative production figures are presented on the rate/time plots.

    If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return supplemental information as long as certain express conditions are met.

    If you wish to request confidential treatment of those materials while they are in our possession, please follow the procedures set forth in Rule 83 SEC Rule 83.

    Please direct these engineering items to:
    U.S. Securities and Exchange Commission
    100 F Street NE
    Washington, DC 20549-4628
    Attn: Ronald M. Winfrey

4. We note that on page 55, you disclose that your common stock is not currently traded or quoted on any stock exchange or over-the-counter market. We also note that you provide a link to the OTC Markets at the "Stock Information" page on your corporate website. Please disclose any present intention to apply for quotation or listing.

<u>Business, page 5</u>

<u>Our History, page 5</u>

5. Please define the "HPI Acquisition" or delete such reference.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Contractual Obligations and Commitments, page 39

6. The head note to your table of contractual obligations states that you do not have any material long-term debt obligations or capital lease obligations. Please provide us with your analysis supporting this assertion. Alternatively, you may remove this statement from your filing.

7. We note you provide a table of contractual obligations as of September 30, 2011. Please be advised that as a smaller reporting company, you are not required to provide the information required by Item 303(a)(5) of Regulation S-K. However, if you continue to provide this information, please note that such information is required as of the latest fiscal year end balance sheet date. Additionally, we note that your tabular presentation appears incomplete with respect to long-term debt obligations and capital lease obligations. In this regard, the information disclosed in the table in respect of long-term debt obligations, capital (finance) leases and operating lease obligations should be consistent with the disclosures provided in your financial statements. Refer to Item 303(a)(5) of Regulation S-K for further guidance.

Directors and Executive Officers, page 45

8. We note you disclose throughout your filing that your current Chief Financial Officer, Mr. Glenn MacNeil also provides services through MacKov Investments Limited, which he also owns. Please revise his biography to identify his position and the length of his employment, and to describe MacKov's principal business.

Executive Compensation, page 47

Summary Compensation Table, page 47

9. Please update your disclosures to include your most recent fiscal year ended December 31, 2011. Refer to Item 402(n) of Regulation S-K.

Employment and Consulting Agreements, page 48

10. Expand your disclosures to discuss the material terms of each named executive officer's employment. In that regard, also clarify whether each officer is employed pursuant to a consulting or employment agreement. Refer to Item 402(o) of Regulation S-K.

11. We note that you have filed separate employment agreements with Hewitt Petroleum, Inc. and Richfield Oil & Gas Company. Please describe any distinctions in material terms of such agreements.

Certain Relationships and Related Transactions, and Director Independence, page 51

Certain Relationships and Related Transactions, page 51

12. On page 53, you state that "[a]ll related-party transactions have been reviewed and approved by [your] Board of Directors." Please clarify whether such approval consists of majority vote of the entire board or by directors who are not parties to the related transaction. In that regard, we note that Messrs. Hewitt, Sr. and MacNeil are both members of your board of directors.

Recent Sales of Unregistered Securities, page 56

13. Please identify the person or class of persons to whom the securities were sold or issued pursuant to Item 701(b) of Regulation S-K. For example, we refer to your disclosures with respect to share issuances to Makov on page 53.

Index to Financial Statements, page F-1

14. We note your registration statement will become effective automatically on February 28, 2012 by lapse of time 60 days from the date of your original filing on December 30, 2011. Since the effective date will fall more than 45 days after your fiscal year ended December 31, 2011, please update your registration statement to include audited financial statements for such year after February 14, 2012. Refer to Rule 8-08 of Regulation S-X.

15. Considering the significance of the equity transactions that occurred during the period ended September 30, 2011, please provide a statement of stockholders' equity (deficit) for the period then ended.

Interim Financial Statements

Note 1. Organization and Nature of Business, page F-5

16. Please expand your disclosure to explain how you accounted for the merger between Richfield Oil & Gas Company and Hewitt Petroleum, Inc. on April 8, 2011. In this regard, please clarify the legal and accounting implications of this transaction and explain that the historical financial statements are a continuation of the financial statements of Hewitt Petroleum, Inc., and not Richfield Oil & Gas Company.

Note 4. Oil and Gas Properties, page F-9

17. We note you acquired Freedom Oil & Gas, Inc. in April 2011 for total consideration valued at $5,983,819. Please provide us with your analysis under Rule 8-04 of Regulation S-X with respect to this acquisition.

18. We note you entered into a legal settlement with Nostra Terra Oil and Gas Company on March 31, 2011 wherein you transferred properties, executed a convertible note payable, and issued warrants in exchange for certain properties from Nostra Terra Oil and Gas Company. So that we may better understand the accounting implications of this settlement, please clarify the following:

- How you accounted for the settlement. In this regard, it is not clear whether this settlement resulted in a loss given your issuance of a convertible note payable and warrants;

- Whether you had an existing accrual for a loss contingency associated with this litigation in accordance with FASB ASC 450;

- Why the transfer of the 50% working interest in the Chase Silica Field was reported as a sale and resulted in gain recognition of $165,367, as disclosed on page F-11.

Note 5. Preferred and Common Stock, page F-11

Common Stock, page F-11

19. We note your disclosure on page F-12 that you issued 3,236,650 shares of common stock "as a penalty for selling shares below $0.20 per share" and that this "negotiated price adjustment had no effect on the financial statements other than to increase the number of shares issued and outstanding." Please explain to us why you do not believe this transaction resulted in additional non-cash expense incurred by the company to satisfy a penalty. Please also address the issuance of 500,000 shares of your common stock as a share price adjustment in September 2011, as disclosed on page F-13.

Annual Financial Statements

Notes to Consolidated Financial Statements

General

20. Please tell us how you considered providing the disclosure regarding supplemental oil and gas disclosures contemplated by FASB ASC 932-235-50.

Note 3. Significant Accounting Policies, page F-32

Oil and Gas Properties, page F-33

21. Please expand this footnote to disclose the frequency with which your unproved properties are assessed for impairment. In addition, please provide disclosure regarding your policy for unproved properties whose acquisition costs are not individually significant. Refer to FASB ASC 932-360-35-11.

Note 4. Oil and Gas Properties, page F-35

22. We note you acquired a number of working interests in oil and gas properties during 2010 and 2009 and your disclosure on page 8 states that the total purchases for these periods equaled $3,947,245 and $2,087,941. Please provide us with a summary analysis under Rule 8-04 of Regulation S-X with respect to any significant individual acquisitions. Your response should also consider the guidance per SAB Topic 1J. Please note that the acquisition of a working interest in a producing oil and gas property should be considered a business for reporting purposes.

Note 14. Fair Value, page F-49

23. We note the statement that you have "no assets or liabilities that are not measured at fair value on a recurring basis." Please revise as this does not appear to be a supportable statement (e.g., oil and gas properties accounted for under the successful efforts method should be recorded on your balance sheet at cost).

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding the engineering comments. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or Norman von Holtzendorff, Staff Attorney, at (202) 551-3237 with any other questions

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Reed W. Topham, Esq.
        Stoel Rives LLP